PLYMOUTH ROCK TECHNOLOGIES ANNOUNCES PRIVATE PLACEMENT

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Vancouver, BC - February 22, 2023 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA) (WKN# A2N8RH) ("Plymouth Rock", "PRT", "Plyrotech", or the "Company") a leader in developing unmanned technologies, today announced it has arranged a non-brokered private placement financing of up to 30,000,000 units (the "Units") of securities at a price of $0.05 CAD per Unit for aggregate gross proceeds of up to $1,500,000 CAD (the "Offering").  Each Unit will be comprised of one (1) common share and one (1) full transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 CAD for three (3) years from closing of the Offering. All securities issued in the private placement will be subject to a four month hold period.

Finders' fees may be payable on a portion of the Offering at the discretion of the Company.

The net proceeds of the private placement will be used for will be used for commercialization of the Company's technologies, working capital and debt settlement.

About Plymouth Rock Technologies Inc.

PRT designs and manufactures purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors, and the latest dual-camera modules as standard, offering thermal capabilities alongside high-definition real-time air-to-ground streaming, with the ability to mount multiple, various sensors, modules, and payloads.

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Carl Cagliarini, CEO
info@plyrotech.com

Investor Information

Phil Lancaster

phil@plyrotech.com

Forward-Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.